# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AppLovin Corporation, CIK 0001751008
CUSIP: 03831W108
Title of class of securities: Class A common stock, par value $0.00003 per share
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-254126
Filed by CIK 0001848395

## Reporting persons
- Arash Adam Foroughi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 36,337,732; sole dispositive power 30,894,688; shared dispositive power 0; aggregate amount beneficially owned 36,337,732 (10.6% of the class)
  Comment: For additional information regarding row 11, see Item 4

## Item 1. Issuer
Name of issuer: AppLovin Corporation
Address of issuer's principal executive offices: 1100 Page Mill Road, Palo Alto, California 94304

## Item 2. Person Filing
Name of person filing: Arash Adam Foroughi
Address of principal business office or, if none, residence:
c/o AppLovin Corporation
1100 Page Mill Road
Palo Alto, California 94304
Citizenship: The Reporting Person is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The reporting person holds a total of 2,957,781 shares of Class A Common Stock of the Issuer (including 16,951 shares of Class A Common Stock subject to restricted stock units held by the reporting person that are exercisable within 60 days of December 31, 2024) and 27,936,907 shares of Class B Common Stock of the Issuer.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to twenty votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

In addition, Mr. Foroughi and Herald Chen, a member of the board of directors of the Issuer (collectively with certain affiliates, the "Voting Agreement Parties") are parties to a Voting Agreement (the "Voting Agreement"), which contains certain provisions relating to voting of securities of the Issuer by the parties thereto. Pursuant to the Voting Agreement, together, Mr. Foroughi and Mr. Chen have the authority to direct the vote of all shares of Class B Common Stock, and all other shares of capital stock of the Issuer, held by the Voting Agreement Parties and their respective permitted entities and permitted transferees on all matters to be voted upon by stockholders.

By virtue of the Voting Agreement and the obligations and rights thereunder, the reporting person acknowledges and agrees that he is acting as a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 with the other Voting Agreement Parties and/or certain of their affiliates. Based in part on information reported by the Issuer to the reporting person, such a "group" would be deemed to beneficially own an aggregate of 36,337,732 shares of Class A Common Stock, consisting of 5,649,191 shares of Class A Common Stock (including 1,880,201 shares of Class A Common Stock subject to options held by Mr. Chen that are exercisable within 60 days of December 31, 2024 and 16,951 shares of Class A Common Stock subject to restricted stock units held by Mr. Foroughi that will vest within 60 days of December 31, 2024) and 30,688,541 shares of Class B Common Stock, each of which is convertible into one share of Class A Common Stock, which represents 10.6% of the Class A Common Stock of the Issuer, as of December 31, 2024, calculated pursuant to Rule 13d-3. The ownership percentage above is calculated based on 309,353,198 shares of Class A Common Stock outstanding as of December 31, 2024, as reported by the Issuer to the reporting person, plus the assumed exercise or vesting, as applicable of 1,880,201 shares of Class A Common Stock subject to options held by Mr. Chen, and 16,951 shares of Class A Common Stock subject to restricted stock units held by Mr. Foroughi, and conversion of 30,688,541 shares of Class B Common Stock deemed beneficially owned by such "group" into shares of Class A Common Stock. Mr. Chen has separately made a Schedule 13G filing reporting his beneficial ownership of shares of Class A Common Stock.
..
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: See Row 5 of cover page.
Shared power to vote or to direct the vote: See Row 6 of cover page.
Sole power to dispose or to direct the disposition: See Row 7 of cover page.
Shared power to dispose or to direct the disposition: See Row 8 of cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4 above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Arash Adam Foroughi: /s/ Arash Adam Foroughi, Arash Adam Foroughi (02/07/2025)